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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934




                                   Xeikon N.V.
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                 [Translation of registrant's name into English]

                       72 Vredebaan, 2640 Mortsel, Belgium
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                    [Address of principal executive offices]


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                           Form 20-F [X] Form 40-F [ ]


[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.]

                                 Yes [X] No [ ]



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                                   XEIKON N.V.
                                      INDEX
                                    FORM 6-K


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                                                             PAGE
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Exhibit 1 - Press Release dated June 18, 2001                 4


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                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               XEIKON N.V.


Date : June 18, 2001           By: /s/ Gerrit Keyaerts
                                   ---------------------------------------
                                  Gerrit Keyaerts, Chief Financial Officer





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